245 Summer Street

Fidelity® Investments

Boston, MA 02210

September 2, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Delaying Amendment for Fidelity Union Street Trust II (the “Registrant”) for Registration statement on Form N-14 (File No. 333-266569)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-266569) relating to the proposed reorganization of each of Fidelity Arizona Municipal Money Market Fund (series of the Registrant), Fidelity Connecticut Municipal Money Market Fund (series of Fidelity Court Street Trust II), Fidelity Michigan Municipal Money Market Fund (series of Fidelity Municipal Trust II), Fidelity Ohio Municipal Money Market Fund (series of Fidelity Municipal Trust II), and Fidelity Pennsylvania Municipal Money Market Fund (series of Fidelity Municipal Trust II) into Fidelity Municipal Money Market Fund, a series of the Registrant. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on August 5, 2022.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant on September 2, 2022.

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

Questions or comments regarding this filing should be directed to Renee Fuller at (603) 721-4221.

Sincerely,
/s/Laura M. Del Prato
Laura M. Del Prato President and Treasurer